UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Listing on the Nasdaq Iceland Main Market

On December 8, 2022, Alvotech announced that trading in its shares will move from the Nasdaq Iceland First North Growth market (“First North”) to the Nasdaq Iceland Main Market (“Main Market”), starting December 8, 2022. The “ALVO” stock market symbol for Alvotech remains unchanged and trade on the Nasdaq U.S. stock exchange is not affected. A copy of the announcement is furnished as Exhibit 99.3 to this Report on Form 6-K.

Press Releases and Announcements

On December 6, 2022, Alvotech announced that its prospectus relating to the move from First North to Main Market (the “Prospectus”) was approved by the Commission de Surveillance du Secteur Financier and passported to Iceland. A copy of the announcement is furnished as Exhibit 99.1 to this Report on Form 6-K. The Prospectus is available on Alvotech’s website https://investors.alvotech.com/publicfilings.

On December 7, 2022, Alvotech announced that Alvotech and STADA are rolling out their Hukyndra high-concentration, low-volume, citrate-free formulation of adalimumab in several European countries. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Incorporation by reference

This Report on Form 6-K, but not Exhibits 99.1, 99.2 or 99.3, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-266881) of Alvotech and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1, 99.2 or 99.3 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated December 6, 2022.

99.2	Press Release dated December 7, 2022.

99.3	Announcement dated December 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: December 8, 2022	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer